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Exhibit 12.1

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2002	2001	2000	1999	1998
	(thousands, except ratios)
Interest costs	$120,543	$128,970	$152,322	$146,124	$159,870
Guarantee of interest on ESOP debt	6,405	8,732	10,880	12,856	14,671
Interest capitalized during the period	3,937	1,945	1,458	238	1,341
Interest factor related to noncapitalized leases (a)	11,128	11,729	13,394	13,065	11,308
Adjustable conversion-rate equity security unit distributions	13,219	947	—	—	—

Total fixed charges	$155,232	$152,323	$178,054	$172,283	$187,190

Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$1,005	$(47,611)	$298,331	$355,940	$(16,878)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	2,435	8,039	(2,061)	(6,115)	3,791
Total fixed charges	155,232	152,323	178,054	172,283	187,190
Less: Interest capitalized	(3,937)	(1,945)	(1,458)	(238)	(1,341)
Guarantee of interest on ESOP debt	(6,405)	(8,732)	(10,880)	(12,856)	(14,671)

Total earnings before fixed charges	$148,330	$102,074	$461,986	$509,014	$158,091

Ratio of earnings to fixed charges	—	—	2.59	2.95	—
Excess of fixed charges over earnings before fixed charges	$6,902	$50,249	$—	$—	$29,099

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.1